Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY
Catalyst Paper Corporation ("Catalyst" or the "Company")
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia, Canada
V7B 1C3

2.	DATE OF MATERIAL CHANGE

October 30, 2016

3.	NEWS RELEASE
A news release disclosing the material change was issued on October 31, 2016 through the facilities of Marketwired and filed with the applicable securities regulatory authorities.

4.	SUMMARY OF MATERIAL CHANGE
On October 31, 2016, Catalyst announced that it had entered into a support agreement (the "Recapitalization Support Agreement") with securityholders representing about 70% of the Company's outstanding common shares (the "Common Shares") and 87% of its 11% PIK Toggle Senior Secured Notes (the "Notes") in respect of the previously announced alternative recapitalization proposal (the "Recapitalization").

5.	FULL DESCRIPTION OF MATERIAL CHANGE
5.1	Full Description of Material Change:
On October 31, 2016, Catalyst announced that it had entered into a Recapitalization Support Agreement with securityholders (the "Supporting Parties") representing about 70% of the Company's outstanding Common Shares and 87% of its Notes in respect of the previously announced Recapitalization. The purpose of the Recapitalization is to address the upcoming debt maturities and liquidity concerns of the Company.

Key components of the Recapitalization include:

•
the conversion of the Notes, including accrued and unpaid interest until November 1, 2016, into (i) a term loan in the principal amount of US$135 million (the "New Secured Term Loan") with a maturity of 5 years from the issuance date, and 12% interest to be paid-in-kind during the first year following the effective date of the Recapitalization by addition to the principal amount of the New Secured Term Loan, with the possibility thereafter of partial payment-in-kind at the Company's option, and (ii) common shares of the Company (the "New Common Shares") representing 95% of the outstanding aggregate number of all Common Shares outstanding after giving effect to such conversion; and

•
the deferral of any payment of interest accruing subsequent to November 1, 2016 on the Notes until the implementation of the Recapitalization at which time such accrued interest will be added to the principal amount of the New Secured Term Loan.

The completion of the Recapitalization is subject to certain conditions including the extension of the maturity of the existing credit facilities of Catalyst, and securityholder, regulatory, TSX and court approvals. There can be no assurance that these conditions will be satisfied, or that this, or any other proposed transaction or plan, will be approved or consummated, and, if so, on what additional or amended terms as compared to those described herein.

The implementation of the Recapitalization would not affect any of Catalyst's contractual relationships with its trade vendors or any amounts owing to them. Catalyst intends to continue to operate its business and satisfy its obligations to its service providers, suppliers, contractors and employees in the ordinary course of business as it pursues the Recapitalization.

The parties to the Recapitalization Support Agreement have also agreed to cooperate in structuring and negotiating an additional component of the Recapitalization (the "Going Private Component") under which Common Shares not held by the securityholder parties thereto would be exchanged for cash consideration, subject to certain conditions, including confirmation that the Going Private Component will permit the Company to cease to be a reporting issuer under applicable securities laws. The completion of any such additional Going Private Component would not be a condition to the implementation of the Recapitalization. There can be no assurance that the Going Private Component will be pursued or consummated or, if it is, at what price.

The Recapitalization Support Agreement was entered into by Catalyst and the Supporting Parties as an alternative to the acquisition of Catalyst by Kejriwal Group International ("KGI") proposed under the support agreement dated June 28, 2016 (the "KGI Support Agreement") among KGI, the Supporting Parties and Stonehill Capital Management, L.P., as amended by the first amendment dated July 15, 2016 and the second amendment dated August 15, 2016. The obligations of Catalyst and the Supporting Parties under the Recapitalization Support Agreement with respect to the Recapitalization are subject to the non-completion of the KGI Transaction or termination of the KGI Support Agreement.

Catalyst is open to reaching agreement with a purchaser such as KGI who can contribute funds to enhance the continuing operations of Catalyst, or to restructure its capital in order to be able to move forward with its business with enhanced liquidity. Catalyst and KGI did not enter into definitive documentation in connection with the KGI acquisition proposal by the outside date contemplated in the KGI Support Agreement. As a result, that agreement may be terminated, although no such action has yet been taken, and discussions are continuing regarding the KGI acquisition proposal. If agreement is reached with KGI in respect of an acquisition, Catalyst may submit it concurrently with the Recapitalization to its securityholders. There can be no assurance that the KGI acquisition proposal will be consummated or, if it is, on what terms.

On October 31, 2016, the Company filed a petition with the Supreme Court of British Columbia (the "Court") seeking the issuance of various orders in order to facilitate the implementation of the Recapitalization, including the deferral of the November 1, 2016 interest payment on the Notes, and to preserve the status quo for the duration of the Recapitalization process, all through a plan of arrangement (the "Plan of Arrangement") providing for the Recapitalization in accordance with the Canada Business Corporations Act (the "CBCA"). On October 31, 2016, the Company also obtained waivers from its lenders in respect of defaults that would have occurred under the asset based credit facility (the "ABL Facility") and Term Loan credit facility that become due in July 2017 as a result of the filing of such petition and related proceedings and as a result of the deferral of the payment of interest that was due on November 1, 2016 to holders of Notes. The waivers will remain in force until November 30, 2016 unless further extended by the lenders as part of negotiations related to the extension of the maturity of the credit facilities in connection with the Recapitalization.

The Company anticipates that it will return to the Court in November 2016 to seek an interim order authorizing it to call, hold and conduct the required special meeting of shareholders and noteholders to consider and vote on the Recapitalization.

Catalyst will work to finalize all necessary documentation and steps, including the Plan of Arrangement and related proceedings under the CBCA. Additional disclosure will be provided in the management information circular that will be prepared and delivered to securityholders in connection with special meetings thereof contemplated to be called. The Company will issue a press release when the record and meeting dates for such special meetings have been determined.

None of the securities anticipated to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in connection with the plan of arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the
U.S. Securities Act or other available exemptions, as well as applicable exemptions under state securities laws.

The foregoing description of the Recapitalization and the Recapitalization Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Recapitalization Support Agreement. A copy of the Recapitalization Support Agreement will be filed on Catalyst's SEDAR profile at www.sedar.com.

If implemented as currently anticipated and without taking into account any Going Private Component that may subsequently be agreed upon, the Recapitalization will be a related party transaction under Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions since certain holders of Notes of Catalyst, being funds managed by Cyrus Capital Partners L.P. and funds managed by Mudrick Capital Management, L.P. are "related parties" of Catalyst, as a result of holding more than 10% of the Common Shares. The details of the majority of the minority approval requirements applicable at the meeting and any valuation requirements or exemptions therefrom will be set forth in the management information circular of Catalyst and subsequent disclosure documents issued by the Company in connection with the Recapitalization.

5.2	Disclosure for Restructuring Transactions:
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102:
Not applicable.

7.	OMITTED INFORMATION
None.

8.	EXECUTIVE OFFICER

For further information, please contact Len Posyniak, Senior Vice-President, Human Resources & Corporate Services, 604-247-4013.

9.	DATE OF REPORT

November 9, 2016

Forward-Looking Statements

Certain statements in this material change report, including, without limitation, the statements describing a proposed transaction with KGI involving the securities of Catalyst, the alternative recapitalization plan and the timeline for such transactions and their impact on the Company are forward-looking statements within the meaning of Canadian and United States securities laws. These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including (i) that the terms relating to the potential transaction with KGI are subject to the execution of definitive agreements, and the alternative recapitalization plan and the potential transaction with KGI are subject to the agreements, consents and/or waivers of third party lenders and other stakeholders, court and regulatory approvals and other material conditions, (ii) the results of negotiations, including among Catalyst and securityholders, relating to potential transactions and the actual terms thereof, (iii) the failure to complete a definitive transaction or to satisfy any court or regulatory requirement, closing condition, consent or extension of waivers that may be required in connection with any potential transaction, and (iv) other factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this material change report and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.